UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015.

Commission File Number: 001-33113

eFuture Information Technology Inc.

(Translation of registrant’s name into English)

Room A1103, A1105, A1106-07, Building A,

Chengjian Plaza, No. 18 Beitaipingzhuang Road,

Haidian District,

Beijing 100088, China

86-10-50916128

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

eFuture Information Technology Inc. (the “Company”) is furnishing this Form 6-K/A in order to re-file and replace Exhibits 99.1 to the Form 6-K of the Company filed with the Securities and Exchange Commission on November 20, 2015, as amended (the “Original Form 6-K”).

This Form 6-K/A is being furnished solely to amend an incorrect RMB amount of negative RMB 0.8 million, instead of the correct amount, negative RMB 0.08 million, for the adjusted EBITDA in the Third Quarter 2015 Financial and Operational Highlights section. All other information included in the Original Form 6-K remains unchanged. The corrected document is submitted with this Form 6-K/A as Exhibits 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eFuture Information Technology Inc. (Registrant)

Date: November 23, 2015	By:	/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer